Lend Lease
CORPORATION

SENDER TO KEEP
LX023845650AU

02034862

SUPPL

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
02 9236 6111
Facsimile
02 9252 2192
DX 10230 SSE

www.lendlease.com

31 May 2002

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
U S A

SEC MAIL PROCESSING RECEIVED JUN 07 2002 WASH. D.C. 164 SECTION

Attention: Filing Clerk

Dear Sir

Re: **Company: Lend Lease Corporation Limited**
File No: 82 - 3498

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following documents are submitted in respect of the above registration:

Date	Document
31 May 2002	Announcement to Australian Stock Exchange Real Estate Managed Funds' Projects

Yours faithfully

A P Ho
Assistant Company Secretary

PROCESSED
JUN 19 2002
THOMSON
FINANCIAL

dlo 6/17

LL0004

Lend Lease
CORPORATION

31 May 2002

Lend Lease
Corporation Limited
ABN 32 000 226 228
Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia
Telephone
61 2 9236 6111
Facsimile
61 2 9252 2192
DX 10230 SSE

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Stock Exchange

By facsimile: 0015 64 4 473 1470

Pages: One (1) page

Dear Sir

STOCK EXCHANGE ANNOUNCEMENT

REAL ESTATE MANAGED FUNDS' PROJECTS

Lend Lease Corporation Limited ("Lend Lease") has received a number of enquiries about projects owned by two of its managed real estate funds:

- Firstly, a project known as the UBS Tower in Chicago is currently being marketed for sale by Value Enhancement Fund III L.P. ("VEF III")

- Secondly, the completion schedule of a mixed use project known as Lincoln Square in Seattle, which is owned by Value Enhancement Fund IV L.P. ("VEF IV"), is currently under review.

VEF III and VEF IV are two in a series of co-mingled US real estate funds managed by Lend Lease Real Estate Investments, Inc. on behalf of institutional investors. Lend Lease has co-investments in VEF III and VEF IV of US$14.1 million (A$27.2 million) and US$21.8 million (A$42 million) respectively, which are its fully invested commitments. The two projects referred to are in each case one of a number of US real estate assets owned by those Funds.

Lend Lease advises that it has no material disclosures to make in relation to either of these projects.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S. Sharpe

S J SHARPE
Company Secretary